American Recovery Partners

Kevin D. Lee : Chief Executive Officer of American Recovery Partners, InHome Recovery and Recovery Club America

Kevin has founded and co-founded six behavioral health and addiction treatment companies, including Recovery Club America and InHome Recovery. He loves to work with passionate, dedicated, and creative teammates in developing behavioral health services designed to help people manage challenges and have a healthy lifestyle. During the last 25 years, he has worked with teammates in developing 20 new psychiatric hospitals or units within general hospitals and 16 residential and outpatient addiction treatment centers. Kevin encourages his team to treat every other person the way that they want to be treated and to work with passion and focus on helping people achieve mental fitness and improve quality of life.

James W. Carroll, Jr. : Board Member – American Recovery Partners

During 2018 through early 2021, Jim served as our nation's "drug czar" by leading the White House office of National Drug Control Policy. He was appointed to the position in a unanimous vote of the U.S. Senate and under his tenure drug overdose deaths decreased for the first time in 30 years. Prior to ONDCP, Jim served as White House Deputy Chief of Staff and General Counsel for the Office of Management and Budget. He previously served as Washington Counsel, Global Director of Compliance for Ford Motor Company. During the Bush Administration, he served as Special Assistant and Associate Counsel to the President, Deputy General Counsel and Acting General Counsel at the U.S. Department of the Treasury and as an attorney in the U.S, Department of Justice.

Chandra Krishnasastry, M.D. : -- Board Member – American Recovery Partners

Dr. Krishnasastry ("Dr. Sastry") has practiced psychiatry in the Nashville area for more than 30 years including serving on the medical staff of Vanderbilt Medical Center and HCA's hospitals. He has extensive experience in researching medicines and clinical practices, having served as principal or sub investigator in more than 40 clinical trials, and has assisted in the start-up of several clinics and addiction treatment services. Dr. Sastry is recognized as one of the premier psychiatrists in the southeast, and his primary love in his work is addiction medicine.